Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

December 12, 2014

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Bank of the Carolinas Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 10, 2014
File No. 333-198184

Dear Mr. Clampitt:

On October 30, 2014, we submitted a letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 27, 2014, regarding the above-referenced filing of Bank of the Carolinas Corporation, Mocksville, North Carolina (the “Company”).

This letter is submitted as a supplement to the Company’s response to Comment #2 contained in your letter dated October 27, 2014. In response to this comment, the Company has today filed a further amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. This amendment amends Item 9A of the Form 10-K to revise Management’s Report on Internal Control Over Financial Reporting regarding management’s assessment of the effectiveness of our internal control over financial reporting and to revise the disclosure on the effectiveness of our disclosure controls and procedures and changes in our internal control over financial reporting.

As described in the amended Form 10-K, management has determined that there was a material weakness in the Company’s internal control over financial reporting that existed as of December 31, 2013, because the Company’s internal control with respect to the review of the accounting for income taxes and deferred taxes did not function effectively. The Company’s process for calculation of income taxes and deferred taxes is as follows: The initial calculations are prepared by the Company’s Chief Financial Officer. These calculations are then subject to review by an outside consultant. However, management did not utilize the consultant in connection with its original calculation of income taxes and deferred taxes for the year ended

U.S. Securities and Exchange Commission

December 12, 2014

December 31, 2013. As a result, the Company originally recorded a net deferred tax asset of $3.0 million as of December 31, 2013. This $3.0 million deferred tax asset was directly related to unrealized losses in the Company’s investment securities portfolio. In connection with a regulatory examination in March and April of 2014, management conducted an evaluation as to whether the $3.0 million deferred tax asset related to losses in the available-for-sale investment securities portfolio should be fully reserved. In light of the views expressed by the banking regulators and the fact that the Company’s financial statements included a “going concern” note, management concluded that the deferred tax asset should have been fully reserved at December 31, 2013. The error resulted in a restatement of the Company’s financial statements for December 31, 2013 to reflect a full reserve of the deferred tax asset. The error was corrected prior to the filing of the Company’s Form 10-Q for the quarterly period ended March 31, 2014.

In response to this material weakness, the Company has taken the following actions to enhance its processes with respect to the calculation and recording of income taxes and deferred taxes:

•	Management’s calculations of income taxes and deferred taxes are subject to mandatory review by an outside consultant on an ongoing basis.

•	The audit committee has established a formal policy for addressing differences of opinion between management and the Company’s external audit firm. This policy requires that, upon such differences of opinion, management or the then-engaged external audit firm will notify the chair of the audit committee, who will then be authorized to engage an independent accounting professional and take any other actions he deems appropriate to resolve the issue.

Management believes the foregoing efforts effectively remediated the material weakness.

U.S. Securities and Exchange Commission

December 12, 2014

* * * * *

The Company respectfully submits that the foregoing discussions and the related revised disclosure are appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned. We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

Respectfully yours,

/s/ Stephen R. Talbert

Stephen R. Talbert

President and Chief Executive Officer

cc: Wyrick Robbins Yates & Ponton LLP